

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 1, 2016

<u>Via E-mail</u>
Thomas M. Rohrs
Chairman and Chief Executive Officer
Ichor Holdings, Ltd.
3185 Laurelview Ct.
Fremont, CA 94538

> **Re:** **Ichor Holdings, Ltd.**
> **Registration Statement on Form S-1**
> **Filed November 14, 2016**
> **File No. 333-214588**

Dear Mr. Rohrs:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Exhibits</u>

1.   Please file the 2016 Consulting Agreement mentioned on page 105 or advise.

<u>Exhibit 5.1</u>

2.   The opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) must be based on all relevant facts and law, not just the facts and law listed in the opinion as indicated in the last sentence of section 2 of this exhibit. Please file a revised opinion accordingly.

3.   The opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) should not assume conclusions of law which are a necessary requirement of the ultimate

legality opinion. Also, counsel should not assume any of the material facts underlying the opinion or any readily ascertainable facts. For example, it is unclear why the issues assumed per sections 2.4, 2.5, 2.7, 2.8, and 2.10 through 2.13 are appropriate. Please advise or file a revised opinion. Also, please tell us the importance of section 2.4, given the disclosure on page 109 indicating that you will amend and restate your memorandum and articles of association "[i]n connection with this offering." If the rights of security holders who purchase shares in your offering will be affected by a document that is not yet operative, it is unclear why the opinion addresses a prior version of that document.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Li Xiao at (202) 551-4391 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Robert M. Hayward, P.C.
         Kirkland & Ellis LLP